First Financial Holdings, Inc.

Charleston, South Carolina

A. Thomas Hood

President and CEO

November 2007

Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2006. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

First Financial Holdings, Inc.

Charleston, South Carolina



FIRST SOUTHEAST
Investor Services, Inc.

FIRST SOUTHEAST
Insurance Services, Inc.

The KIMBRELL
Company, Inc.

FIRST SOUTHEAST
Fiduciary & Trust Services, Inc.

KINGHORN
Insurance Services, Inc.

PREFERRED
Markets, Inc.

JOHNSON
Insurance Associates, Inc./

Benefit Administrators, Inc.

ATLANTIC
Acceptance Corp.

Outline

Tab 1. Corporate Profile/Vision/Goals

Tab 2. Convenience/Customer Driven Distribution System/ Advertising

Tab 3. Core Deposit Growth

Tab 4. Insurance Sales and Services

Tab 5. Other Income Growth

Tab 6. Distribution Channels/Market Overviews and Deposit Shares

Tab 7. Human Capital

Tab 8. Financial Performance/Investment Highlights

Corporate Profile
September 30, 2007
(amounts in thousands)

- Total Assets $ 2,711,370
- Net Loans $ 2,140,769
- Total Equity $ 185,715
- Equity/Assets 6.85%
- Market capitalization $ 363,948
- Average Compounded Growth Rate

	5 Year	10 Year
– Assets	3.66%	4.33%
– Net Income	(2.29%)	5.47%
– Earnings per share	.29%	6.82%
– Stock Price (NASDAQ: FFCH)	2.93%	5.14%
– Dividends	8.01%	10.75%

Vision and Mission

Vision: Devotion to the financial success of our customers.

Mission: To help our customers achieve financial success, through exceptional personal service, constant product and service innovation, local involvement, and a commitment to our core values.

South Carolina's
Most Convenient Bank



- Seven Day a Week Banking
- Evening Banking Hours
- Free Checking
- Extensive Branch & ATM Network
- Free Online Banking & Bill Pay
- In-School Banking at 53 Schools
- Exceptional "You're First" Customer Service

Core Deposit Growth
(amounts in millions)



Deposit Composition

(amounts in millions)



$659
CDs
46%

$327
Checking
23%

$318
Money
Market
22%

$136
Statement
Savings
9%

September 30, 2002



$884
CDs
48%

$456
Checking
24%

$381
Money
Market
21%

$133
Statement
Savings
7%

September 30, 2007

New Checking Accounts



+14%*
+50%**

*   ■ Traditional Financial Centers ■ In-Store Financial Centers

*Average annual growth rate of all new checking accounts.

**Average annual growth rate of new in-store accounts.

Deposit Account and Card Fees



Deposit
Account and
Card Fees

CAGR

1 Year   4.7%

3 Year   17.3%

5 Year   16.3%

Demand Deposit Accounts



Customer Loyalty Index Benchmark

Criteria Question	Benchmark Score	First Federal Score*
On a scale of 1-10		
A. How likely are you to continue using First Federal for your future financial needs?	9.39	9.55
B. How likely are you to recommend First Federal to a friend or associate?	9.18	9.45
C. How would you rate your overall satisfaction with First Federal?	9.22	9.40

	Loyalty Index Score
First Federal's Loyalty Index*	85.53%
All CSP Clients	74.63%

*First Federal's Score as of September 30, 2007 as calculated by Customer Service Profiles (CSP)

Weighted Average Rate on Funding

(dollars in thousands)

	September 30 2006		September 30 2007	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Checking accounts	$ 474,705	0.20 %	$ 456,037	0.25 %
Statement and other accounts	148,752	0.55	133,201	0.55
Money market accounts	373,675	3.72	381,040	3.98
Certificate accounts	825,896	4.44	883,773	4.78
Total deposits	$ 1,823,028	2.87 %	$ 1,854,051	3.20 %
FHLB				
Term	$ 465,000	4.76 %	$ 554,000	5.07 %
Overnight	$ -	-	$ -	-
	$ 465,000	4.76 %	$ 554,000	5.07 %
Repos	$ 68,755	5.32 %	$ -	-

Insurance Sales and Service

Twelve Months ending September 30, 2007

- Total Insurance Revenues: $22.0 million
- 34% Prop. & Cas. Personal Lines/ 57% Prop. & Cas. Commercial Lines/9% Life & Health
- Prop./Cas. Premiums Written (in millions)
  - Personal $ 62.8
  - Commercial $ 105.8
  - Wholesale (953 active producing agencies) $ 36.5
- Major Companies represented: Allstate, Selective, Auto-Owners, Travelers, Hartford, Zurich, Cincinnati, Harleysville and Chubb
- Largest Independent Allstate Agency in the United States.
- Recognized by Bank Insurance and Securities Association as being ranked 7th in the Country based on the contribution of insurance subsidiary to Holding Company net income. (Nov. 2006)

Insurance Revenues

(amounts in thousands)



Insurance Acquisitions

(amounts in millions)

Company	Date	Market	Premiums Written
Adams Insurance	1990	Personal lines	$ .8
Magrath Insurance	1992	Mixed lines	$ 3.9
Epps-McLendon	1995	Personal lines	$ 3.4
Associated Insurors	2000	Commercial lines	$ 11.5
Kinghorn Insurance	2001	Mixed lines, group health	$ 21.0
Johnson Insurance	2002	Commercial lines, Third Party Administrator	$ 18.0
Woodruff Agency (merged - Johnson Ins.)	2003	Commercial lines	$ 5.0
The Kimbrell Group	2004	MGA—Excess, Surplus and Standard Lines	$ 27.0
Employer Benefits Strategies, Inc. (merged - First Southeast Insurance)	2006	Employee Benefits Plans	N/A
Peoples Insurance Agency (merged -First Southeast Insurance)	2006	Personal lines	$ 3.5

Other Insurance Operations

First Southeast Reinsurance		Private mortgage reinsurance
Family Financial Holdings, Inc. (14.3% ownership)		Reinsures contractual liability policies written in conjunction with debt protection programs.

Insurance Revenues

(amounts in thousands)



Insurance, Brokerage and Trust Revenues

(amounts in thousands)



Non-Interest Income

(dollars in thousands)



Non-Interest Income

(amounts in thousands)

	Fiscal 2007	Fiscal 2006	% Change
Commissions on insurance	$ 22,046	$ 20,792	6 %
Service charges and fees on deposit accounts	17,475	17,714	(1) %
ATM and debit card fees	5,932	4,635	28 %
Loan servicing operations, net	2,403	2,789	(14) %
Brokerage fees	2,551	2,777	(8) %
Net gain on sale of loans	1,852	2,200	(16) %
Trust revenues	1,082	830	30 %
Credit card fee income	796	759	5 %
Real estate operations, net	(641)	(607)	6 %
Other	1,044	1,281	(18) %
Non-interest income - Core*	54,540	53,170	3 %
Gains on disposition of assets	230	989	(77) %
Gain (loss) on sale of investment and mortgage-backed	266	5	5,220 %
Total non-interest income	$ 55,036	$ 54,164	
Core non-interest income to total revenue	39.56%	39.70%	
Total non-interest income to total revenue	39.92%	40.50%	

*Excluding gains on disposition of assets, judgment settlement and gain (loss) on sale of investment and mortgage-backed securities.

First Financial Holdings, Inc.

November 2007

Markets


Charlotte, NC
Rock Hill
Union
Laurens
Winnsboro
South
Carolina
Florence
Conway
Columbia
Lake City
Sunset Beach, NC
Myrtle Beach
Charleston
Ridgeland
Beaufort
Hilton Head Island

- Retail Banking Offices (42)
- In-Store Offices (12)
- First Southeast Insurance Services (13)
- Kimbrell Insurance Group (1)
- First Southeast Investor Services (20)
- First Southeast Fiduciary and Trust Services (3)

Market Overview – Charleston MSA

Total deposits in market: $8.8 billion

First Federal market share/rank: 13.1 % / #3

Population: 628,187[1]   Median Family Income: $49,793[1]   Unemployment: 4.7%[2]

Largest Employers: Charleston County School District, Medical University of SC Hospital Authority, Medical University of SC, Berkeley County Schools, CareAlliance Health Services

Economic overview:

- **The Charleston-North Charleston metropolitan area ranked 12th in terms of economic performance among the nation's 200 Best-Performing Cities Index compiled by the Milken Institute.**
- International trade through the SPA's facilities provides 281,660 jobs paying $9.4 billion in wages to South Carolinians.
- AirTran Airways began service to Charleston in late May 2007.
- *Bizjournals* **ranked the Charleston region fifth in the nation for percentage growth of private-sector jobs for 2006-2007 (3.6% growth).**
- Charleston-North Charleston metro area is among the nation's "5-star knowledge worker metros." *Expansion Management* magazine.
- Charleston-North Charleston metro area among the nation's top 20 mid-size metros for business attraction. *Expansion Management* magazine.
- *Bizjournals* analyzed 25 years of federal income data for the nation's 110 major metro areas. Included in the top five are three markets that elevated their income levels during the past quarter-century without much national fanfare: San Diego, Baltimore and Charleston, SC.
- Charleston region has been named the "Best Big City" on the East Coast in the August 2006 issue of *Outside* magazine.
- Google Inc. announced plans for the company to open a facility in Berkeley County which will invest $600 million and create 200 jobs initially at the Mt. Holly data center.
- The forecast for 2007 and 2008 is for 7% growth each year in gross retail sales.
- *Travel & Leisure*'s magazine's "World's Best Awards 2007" list of the top 10 Cities ranks Charleston at #6.
- Editors of travel Web site Travelocity ranked international cities as top "foodie" destinations and Charleston made the 10-city list.
- *Travel & Leisure*'s magazine's list of the top 100 hotels in the U.S. and Canada in their "World's Best Awards 2007" included 5 properties in our markets.

[1]SNL Financial
[2]SC Employment Security Commission, September 2007

Market Overview – Horry County

Total deposits in market: $5.5 billion

First Federal market share/rank: 5.5% / #11   *(OPPORTUNITY)*

Population: 243,477[1]   Median Family Income: $45,374[1] Unemployment: 4.6%[2]

Largest Employers: Horry County Department of Education, Wal-Mart Associates Inc., Horry County Council, Myrtle Beach Farms, AVX Corporation

Economic overview:

- Myrtle Beach was the 13th fastest growing MSA in the nation according to U.S. Census Bureau statistics.

- **Horry County and the City of Myrtle Beach have agreed to build a 14-gate terminal west of the existing Myrtle Beach International Airport runway.**

- *Forbes Magazine* listed Myrtle Beach the 29th best place for business and careers out of 200 metro areas.

- Myrtle Beach – Top workforce training programs in the U.S. as ranked by *Expansion Management.*

- **A $14.5 million, 144,000 square foot technical center is going to be built on the outskirts of the Myrtle Beach community to elevate vocational and technical education to new heights wile providing an upgrade to current facilities.**

- **Work started this summer on developing a new route for the proposed Interstate 73 to run from Myrtle Beach, S.C. to Michigan. The interstate will provide a significant economic impact to the rapidly growing Myrtle Beach Metropolitan Area by opening up the existing transportation infrastructure.**

[1]SNL Financial
[2]SC Employment Security Commission, September 2007

Market Overview – Florence County

Total deposits in market: $2.1 billion

First Federal market share/rank: 8.0% / #4

Population: 132,047[1] Median Family Income: $42,886[1]   Unemployment: 6.2%[2]

Largest Employers: McLeod Regional Medical Center, Florence Public School District #1, Quorum Health Group, Inc./Triad Hospitals, Honda of South Carolina Mfg., Inc., Wal-Mart Associates, Inc.

Economic overview:

- **In July 2007, QVC, Inc., one of the largest multimedia retailers in the world, opened its 1.4 million square-foot distribution center with a ribbon-cutting ceremony and celebration in Florence, SC. The facility estimates it will ship 1.8 million packages this year, which equates to more than 10,000 per day and more than 1,000 per hour.**

- McLeod Regional Medical Center is building an $80 million expansion. The project will include enlarging the five-story Pavilion Tower up to 12 flors housing 140 general acute care beds and 16 operating suites.

- Johnson Controls has chosen Florence for its new $35 million automotive battery assembly and distribution center. It opened in Spring 2007 and will eventually employ 200 people.

- **Automatic Data Processing, Inc., a leading provider of business outsourcing solutions, announced the expansion of its Florence, S.C. facility. ADP plans to add up to 100 new jobs at the Florence facility in addition to the 450 existing associates (employees) working for the company in S.C. The new positions will serve in client services, processing, and management jobs.**

- The Drs. Bruce & Lee Foundation donated $20 million for a new cultural arts center and to fund a new home for the Florence Little Theatre, folling a $10.6 million gift five years ago to construct a $17 million library.

- Roche Carolina Inc. announced an expansion of its Florence pharmaceutical manufacturing facility. The $60 million investment will involve the construction of a new multi-purpose production unit in an existing manufacturing building. The expansion will help enable Roche to meet production needs for current and future life-saving medications. As a result of this investment, 25 to 30 new positions are expected to be created at the facility.

- New Millennium Building Systems, one of the nation's leading suppliers of joists and girders, has finalized plans to expand in Florence County. The $15 million expansion project will include acquisition of additional property, forty new employees, construction of new buildings and the purchase of new equipment.

[1]SNL Financial

[2]SC Employment Security Commission, September 2007

Market Overview – Georgetown County

Total deposits in market: $1.2 billion

First Federal market share/rank: 12.0% / #4

Population: 64,246[1]   Median Family Income: $44,209[1]   Unemployment: 6.2%[2]

Largest Employers: Georgetown County Department of Education, Georgetown Hospital System, B E & K Construction Company, International Paper, County of Georgetown

Economic overview:

- Shutter Shop Manufacturing will expand its manufacturing operation by relocating from its facility located on US Highway 17 in Georgetown and build a much larger facility in the Georgetown County Airport Industrial Park. The $2.5 million announced capital investment in new building and equipment is expected to result in 20 new jobs being created over the next five years. Shutter Shop Manufacturing is headquartered in Georgetown, SC. They are a leading manufacturer of plantation shutters, and traditional shutters for home interiors and exteriors.

- Maurice Franklin Louver Company, based in Lincoln, Rhode Island, plans to build a 20,000 sq. ft. plant on a 6-acre site in the Georgetown Airport Industrial Park. The new operation will produce round aluminum and plastic louvers used to ventilate and reduce moisture in residential, commercial, industrial and marine environments.

- 3-V, Inc., a specialties chemical manufacturer, announced plans to invest an additional $15 million in its manufacturing operation.

- International Paper could invest as much as $200 million over the next five years in its manufacturing operation as part of its global pan to focus on uncoated paper and packaging products.

- Sid Harvey Industries, a manufacturer and remanufacturer of heating, ventilation, air-conditioning and refrigeration parts and equipment, has announced that they will be relocating their manufacturing and remanufacturing facility to Georgetown County. This move will create approximately 100 new jobs in Georgetown County.

- Texas-based American Gypsum Co. is to build a new $125 million gypsum wallboard plant in Georgetown County. A subsidiary of Eagle Materials Inc., the facility will create approximately 100 direct jobs and up to 200 indirect jobs.

[1]SNL Financial

[2]SC Employment Security Commission, September 2007

Market Overview – Beaufort County

Total deposits in market: $3.4 billion

First Federal market share/rank: 3.4% / #12   *(OPPORTUNITY)*

Population: 154,876[1]   Median Family Income: $60,417[1]   Unemployment: 4.9%[2]

Largest Employers: Beaufort County School District, Wal-Mart Associates, Inc., County of Beaufort, Department of Defense, Beaufort Memorial Hospital

Economic overview:

- The state ports authorities of South Carolina and Georgia will jointly own 1,500 acre site in Jasper County which has been identified by both states as a prime location for a new seaport.

- Beaufort County posted $899 million in domestic expenditures to rank third in the state with 2.5 million visitors annually. These expenditures generated nearly $189 million in payroll as well as almost 13 thousand jobs within the county.

- *Conde Nast Traveler* magazine ranked Hilton Head eighth in the Top 10 North American Islands.

[1]SNL Financial
[2]SC Employment Security Commission, September 2007

Highly Attractive Markets

- 5 out of 6 market positions in higher growth markets



2007-2012 Projected Household Growth Rate[1]
30%
25%
20%
15%
10%
5%
0%
11.4%
20.3%
4.7%
12.2%
18.8%
26.5%
14.6% [2]
8.5%
6.5%
Charleston MSA
Horry Cty
Florence Cty
Georgetown Cty
Beaufort Cty
Brunswick Cty
First Federal Markets
SC
US

Deposit Market[3]						
Share	13.1%	5.5%	8.0%	12.0%	3.4%	2.5%
Rank	3	11	4	4	12	8

[1]SNL Financial

[2]Weighted Average based on 2007 total households as provided by SNL Financial

[3]**FDIC**, June 2007

Market Share Data[1]
Charleston MSA[2]

Rank	Institution Name	Offices	Deposits	Market %
1	WACHOVIA BK NA	25	$2,296,831	26.1
2	BANK OF AMERICA NA	20	1,289,277	14.7
3	**FIRST FS&LA OF CHARLESTON**	**26**	**1,151,812**	**13.1**
4	NATIONAL BK OF SC	9	644,185	7.3
5	FIRST CITIZENS B&TC	20	495,776	5.6
6	BRANCH BKG&TC SC	11	464,443	5.3
7	COMMUNITY FIRSTBANK	6	340,654	3.9
8	TIDELANDS BK	3	337,704	3.8
9	SOUTHCOAST COMMUNITY BK	11	320,766	3.7
10	CAROLINA FIRST BK	6	295,157	3.4
11	BANK OF SOUTH CAROLINA	4	210,658	2.4
12	SOUTH CAROLINA B&T NA	6	158,083	1.8
13	SUNTRUST BANK	10	137,135	1.6
14	FARMERS & MERCHANTS BANK	3	84,984	1.0
15	FIRST NB OF SOUTH CAROLINA	6	84,961	1.2
	All Others	27	486,454	5.1
Totals:		193	$8,798,880	100.0

[1]Market share data from **FDIC**, June 2007.
[2]Berkeley, Charleston and Dorchester Counties.

Market Share Data[1]
Horry County

Rank	Institution Name	Offices	Deposits	Market %
1	COASTAL FEDERAL BANK[2]	16	$ 745,085	13.5
2	CONWAY NB	13	646,360	11.7
3	CAROLINA FIRST BK	10	629,052	11.4
4	WACHOVIA BK NA	8	535,492	9.7
5	NATIONAL BK OF SC	4	417,375	7.6
6	BRANCH BKG&TC SC[2]	7	384,856	7.0
7	BEACH FIRST NB	3	381,073	6.9
8	BANK OF AMERICA NA	7	341,792	6.2
9	CRESCENT BK	4	335,102	6.1
10	HORRY CTY ST BK	13	316,461	5.7
11	**FIRST FS&LA OF CHARLESTON**	**13**	**301,045**	**5.5**
12	FIRST CITIZENS B&TC	5	128,241	2.3
13	FIRST PALMETTO SVGS BK	4	102,940	1.9
14	ANDERSON BROTHERS BK	6	97,651	1.8
15	PLANTATION FEDERAL BK	2	45,225	0.8
	All Others	8	110,410	1.9
Totals:		123	$5,518,160	100.0

[1]Market share data from **FDIC**, June 2007.
[2]Merger effective 5/1/07 (will close 10 offices)

Market Share Data[1]
Florence County

Rank	Institution Name	Offices	Deposits	Market %
1	WACHOVIA BK NA	6	$ 432,197	20.6
2	BRANCH BKG&TC SC	3	416,520	19.9
3	FIRST RELIANCE BK	2	273,376	13.0
4	**FIRST FS&LA OF CHARLESTON**	**5**	**168,154**	**8.0**
5	CITIZENS BK	7	152,296	7.3
6	FIRST CITIZENS B&TC	6	115,456	5.5
7	BANK OF AMERICA NA	2	102,485	4.9
8	SOUTH CAROLINA B&T NA	2	77,643	3.7
9	CAROLINA FIRST BK	3	69,892	3.3
10	COMMUNITY RESOURCE BK	2	62,195	3.0
11	NATIONAL BK OF SC	2	62,071	3.0
12	SENTRY BANK & TRUST	1	58,339	2.8
13	ANDERSON BROTHERS BK	2	46,323	2.1
14	CAROLINA B&TC	2	31,162	1.5
15	RBC CENTURA BK	1	25,696	1.2
16	WILLIAMSBURG FIRST NB	1	3,155	0.2
Totals:		47	$2,096,960	100.0

[1]Market share data from **FDIC**, June 2007.

Market Share Data[1]
Georgetown County

Rank	Institution Name	Offices	Deposits	Market %
1	PLANTATION FEDERAL BANK	2	$ 195,031	16.8
2	WACHOVIA BK NA	2	151,644	13.0
3	CAROLINA FIRST BK	4	146,326	12.6
4	**FIRST FS&LA OF CHARLESTON**	**4**	**140,230**	**12.0**
5	SOUTH CAROLINA B&T NA	2	96,477	8.3
6	FIRST CITIZENS B&TC	2	78,862	6.8
7	BANK OF AMERICA NA	3	62,633	5.4
8	BRANCH BKG&TC SC	2	54,312	4.7
9	PALMETTO HERITAGE B&T	1	48,145	4.1
10	CONWAY NB	2	39,825	3.4
11	EXCHANGE BK OF SC	1	37,197	3.2
12	NATIONAL BK OF SC	1	31,590	2.7
13	CITIZENS BK	1	25,750	2.2
14	BEACH FIRST NATIONAL BK	1	24,470	2.1
15	COASTAL FEDERAL BANK	1	20,216	1.7
	All Others	2	11,866	1.0
Totals:		31	$1,164,574	100.0

[1]Market share data from **FDIC**, June 2007.

Market Share Data[1]
Beaufort County

Rank	Institution Name	Offices	Deposits	Market %
1	WACHOVIA BK NA	7	$ 582,059	17.3
2	BANK OF AMERICA NA	6	379,007	11.2
3	BRANCH BKG&TC SC	5	292,460	8.7
4	COASTALSTATES BK	4	275,816	8.2
5	SOUTH CAROLINA B&T NA	5	232,529	6.9
6	SUNTRUST BK	4	215,623	6.4
7	LOWCOUNTRY NB	3	164,501	4.9
8	LIBERTY SVGS BK FSB	5	148,600	4.4
9	PALMETTO ST BK	3	137,008	4.0
10	REGIONS BANK	6	122,195	3.6
11	CAROLINA FIRST BK	2	121,620	3.6
12	**FIRST FS&LA OF CHARLESTON**	**3**	**113,538**	**3.4**
13	NATIONAL BK OF SC	2	108,036	3.2
14	FIRST CITIZENS B&T CO INC	4	70,608	2.1
15	AMERIS BANK	1	66,148	2.0
	All Others	9	343,448	10.1
Totals:		69	$3,373,196	100.0

[1]Market share data from **FDIC**, June 2007.

Market Share Data[1]
Brunswick County, NC

Rank	Institution Name	Offices	Deposits	Market %
1	BRANCH BANKING&TRUST CO [2]	10	$ 745,115	46.4
2	SECURITY SAVINGS BANK SSB	8	224,880	14.0
3	COASTAL FEDERAL BANK [2]	6	168,245	10.5
4	WACCAMAW BANK	5	116,689	7.3
5	FIRST-CITIZENS BANK&TRUST CO	4	104,496	6.5
6	BANK OF AMERICA NA	3	89,268	5.6
7	RBC CENTURA BANK	3	47,416	3.0
8	**FIRST FS&LA OF CHARLESTON**	**1**	**40,822**	**2.5**
9	COOP BANK	2	31,254	1.9
10	FIRST BANK	3	18,446	1.2
11	CAPE FEAR BANK	1	15,986	1.0
12	EAST CAROLINA BANK	1	1,181	0.1
13	WOODFOREST NATIONAL BANK	2	351	0.0
Totals:		49	$1,604,149	100.0

[1]Data from FDIC Summary of Deposits, June, 2006
[2]Merger effective 5/1/07 (will close 10 offices)

Human Capital

October 2007
Average Years with the Company



Employee Development and Retention

- Experienced, Motivated Management Team

- Succession planning for key positions

- Qualified, Well-trained Staff

- Comprehensive Use of Incentive based compensation
  - 100% of Management Team/Board of Directors compensation awards are performance based
  - 41% of Total Employees Incentive Based

- Commitment to Education and Development
  - Tuition Reimbursement
  - Organizational Development Program
  - Expanded training opportunities in-house, online
  - Self-Development Program

- Results:

- "South Carolina Family Friendly Workplace Awards" winner, 2005

- In 2006, we placed 3rd in the top 15 "Best Places to Work in South Carolina"

- High retention levels

Performance Drivers

September 30, 2007

- Targets for Management Team Stock Ownership-One to Four Times Compensation

- Specific Goals for Management Performance Plan - ROE Driven

- Performance Plan for Directors - ROE Driven

- 81% Employees Own Company Stock

- 19% of Shares Outstanding Owned by Directors, Officers & Employees

Cost Saving Initiatives

- Voluntary Early Retirement Plan with potential to save $1.01 million annually.

- Examining and consolidating low performing branches.

- Broad-based business process reviews currently being conducted.

Financial Performance

Assets

(amounts in billions)



Loan Portfolio Gross

(amounts in millions)



$54
Construction
3%

$375
Consumer
19%

$1,196
Residential Real
Estate
61%

$239
Multifamily,
Commercial
Real Estate &
Business
12%

$101
Land & Lots
5%

September 30, 2002

Home equity	$158
Mobile home	112
Other	105

Commercial RE	$200
Business	39



$50
Construction
2%

$622
Consumer
29%

$903
Residential Real
Estate
42%

$362
Multifamily,
Commercial
Real estate &
Business
17%

$219
Land & Lots
10%

September 30, 2007

Fixed	39%
Variable	61%

Commercial RE	$279
Business	83

Home equity	$265
Mobile home	199
Marine	83
Credit Card	15
Other	60

41

Sound Asset Quality

Conservative Credit Culture

- Chief credit officer in place 20 years

- Centrally-managed credit analysis

- 81% of loan portfolio collateralized by real estate.

Consumer Home Equity Lending

(amounts in millions)



+11%*

Consumer Home Equity Loans
at September 30, 2007

- 32% of balances are seconds to another lender
- 99.4% are variable rate (prime based), 0.6% are fixed rate
- Average line amount of $69,531
- Average home value of $271,287
- Yield 8.17%
- 30-day or more delinquency rate – 1.19%
- Net charge-offs: FY2007=0.04%, FY2006=0.01%, FY2005=0.03%

Mobile Home Lending

(amounts in millions)

+12%*



*Average annual growth rate

Mobile Home Loans
at September 30, 2007

- 100% are fixed rate
- Average loan balance – $37,150
- Average rate – 9.50%
- State of origin:
  - SC   77%
  - NC   12%
  - FL   7%
  - GA   4%
- 30-day or more delinquency rate – 1.60%
- Net charge-offs: FY2007=0.98%, FY2006=1.27%, FY2005=1.77%

Asset Quality – Net Charge-Offs
(dollars in thousands)

	12 Months Ended 9/07	12 Months Ended 9/06	NCO's as a % by Portfolio Annualized	
			YTD 9/07	YTD 9/06
Allowance at Beginning of Period	$ 14,615	$ 14,155		
Net Charge-Offs (Recoveries):				
Commercial	218	122	0.28%	0.17%
Real Estate - Commercial	- 0 -	106	0.00%	0.02%
Real Estate - Residential	366	564	0.01%	0.08%
Consumer	1,737	1,347	1.03%	0.69%
NCO's, excluding Mobile Homes	2,321	2,139	0.10%	0.12%
Consumer - Mobile Homes	1,828	2,096	0.98%	1.27%
Total Net Charge-Offs	4,149	4,235	0.20%	0.21%
Provision for Loan Losses	4,726	4,695		
Allowance at End of Period	$ 15,192	$ 14,615		
Allowance as a Percentage of Loans	0.70%	0.71%		

Historical Perspective on Asset Quality



Problem Assets

September 30, 2007
(amounts in thousands)

Non-accrual Loans	$ 6,087
Loans 90 Days or More Past Due/Still Occurring	49
Renegotiated Loans	0
REO through Foreclosure	1,513
TOTAL	$ 7,649
NPA/Total Assets	.28%
Annualized Charge-offs/Average Loans	.20%
Allowance/Non-Performing Loans	248%

Efficiency Ratio



50

Net Interest Income

(amounts in thousands)



Net Interest Spread



Well-Managed Interest Rate Risk
September 30, 2007
Net Interest Income Stability



Net Income
(amounts in thousands)



Diluted Earnings Per Share



$3.00

$2.50

$2.00

$1.50

$1.00

$0.50

$0.00

$2.04 $2.07 $1.92 $2.09 $2.27 $2.07

Sep-02   Sep-03   Sep-04   Sep-05   Sep-06   Sep-07

Core Return on Average Equity



Share Repurchase Plans
(in thousands)



Stock Performance



Consistent Dividend Growth



*Quarterly dividend annualized

Investment Highlights

- Proven management team

- Diversified balance sheet

- Long history of strong asset quality management

- Bottom line focused management with significant management ownership

- Strong high growth markets

- Exceptional customer service and convenience

- Core demand deposit growth

- High convenience/customer driven distribution system

- Strong other income growth

- Effective management of interest-rate risk